MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110
March 10, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549
Re:	Aquila Funds Trust (File Nos. 2-79722 and 811-3578)
Post-Effective Amendments to Registration Statement on Form N-1A
Ladies and Gentlemen:
This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission on March 6, 2017 regarding Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Aquila Funds Trust, filed on January 13, 2017.  Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff requested that the Registrant add disclosure to the introduction to the Fee Table clarifying that any commissions paid to a broker in connection with investments in Class F Shares or Class Y Shares are not reflected in the Expense Example.

Response:	The Registrant will add the disclosure requested by the Staff.

2.	Comment:	The Staff noted that the Registrant states under “Reduced Sales Charges for Certain Purchases of Class A Shares” that Class A Shares may be purchased without a sales charge by plans for the benefit of trust or similar clients of banking institutions over which these institutions have full investment authority, if the banking institution’s intermediary has entered into an agreement with the Fund’s Distributor. The Staff requested that the Registrant identify each intermediary with whom the Fund has an agreement in the prospectus.

Response:	The Registrant will revise the disclosure to state that Class A Shares may be purchased without a sales charge by plans for the benefit of trust or similar clients of banking institutions over which these institutions have full investment authority.

3.	Comment:	The Staff noted that the Registrant states under “Reduced Sales Charges for Certain Purchases of Class A Shares” that waivers for group employer-sponsored retirement plans do not apply to brokerage relationships in which sales charges are customarily imposed. The Staff requested that the Registrant revise the disclosure to specify the specific brokers to which the disclosure applies or, if applicable, the type of brokerage relationship to which the disclosure applies.

Response:	The Registrant will revise the disclosure to state that waivers for group employer-sponsored retirement plans do not apply to shares held in commission-based broker-dealer accounts.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

cc:                 Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin